Exhibit 99.1

Kingsoft Cloud to Report Second Quarter 2025 Financial Results on August 20, 2025

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX: 3896) (“Kingsoft Cloud” or the “Company”), a leading cloud service provider in China, today announced that it will release its unaudited financial results for the second quarter 2025 ended June 30, 2025 before the open of U.S. markets on Wednesday, August 20, 2025.

Kingsoft Cloud’s management will host an earnings conference call on Wednesday August 20, 2025 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BIe934f7691a6341caa913f477d4d12cd7. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX: 3896) is a leading cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com